                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                                 LookSmart, Ltd.
                                 ---------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   543442 10 7
                                   -----------
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
       1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319; (404) 843-5000
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 25, 2002
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D


------------------------------------------------------------------------------------
CUSIP NO.  543442 10 7                                           PAGE 2 of 15
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF               CIM Investments, Inc.
           ABOVE PERSON
------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (A) [ ]
                                                              (B) [X]
------------------------------------------------------------------------------------
3          SEC USE ONLY
------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                    Not applicable
------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            Not Applicable
------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION               Nevada

------------------------------------------------------------------------------------
                        7             SOLE VOTING RIGHTS        -0-
          NUMBER OF
            SHARES      ------------------------------------------------------------
         BENEFICIALLY   8             SHARED VOTING POWER        16,987,801
           OWNED BY
             EACH       ------------------------------------------------------------
          REPORTING     9             SOLE DISPOSITIVE POWER     -0-
            PERSON
             WITH       ------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER   16,987,801

------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               16,987,801
------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  18.3%(1)
------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON                    CO
------------------------------------------------------------------------------------


----------------------------
(1) Based on the 92,762,999 shares of Common Stock outstanding as of November 7, 2001 according to the facing page of the Company's Form 10-Q for the quarter ended September 30, 2001.

                                  SCHEDULE 13D


------------------------------------------------------------------------------------
CUSIP NO.  543442 10 7                                           PAGE 3 of 15
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF          Cox Interactive Media, Inc.
           ABOVE PERSON
------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (A) [ ]
                                                              (B) [X]
------------------------------------------------------------------------------------
3          SEC USE ONLY
------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                    Not applicable
------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            Not Applicable
------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

------------------------------------------------------------------------------------
                        7             SOLE VOTING RIGHTS        -0-
          NUMBER OF
            SHARES      ------------------------------------------------------------
         BENEFICIALLY   8             SHARED VOTING POWER        16,987,801
           OWNED BY
             EACH       ------------------------------------------------------------
          REPORTING     9             SOLE DISPOSITIVE POWER     -0-
            PERSON
             WITH       ------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER   16,987,801

------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               16,987,801
------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  18.3%(1)
------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON                    CO
------------------------------------------------------------------------------------


----------------------------
(1) Based on the 92,762,999 shares of Common Stock outstanding as of November 7, 2001 according to the facing page of the Company's Form 10-Q for the quarter ended September 30, 2001.

                                  SCHEDULE 13D


------------------------------------------------------------------------------------
CUSIP NO.  543442 10 7                                           PAGE 4 of 15
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF               Cox Enterprises, Inc.
           ABOVE PERSON
------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (A) [ ]
                                                              (B) [X]
------------------------------------------------------------------------------------
3          SEC USE ONLY
------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                    Not applicable
------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            Not Applicable
------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

------------------------------------------------------------------------------------
                        7             SOLE VOTING RIGHTS        -0-
          NUMBER OF
            SHARES      ------------------------------------------------------------
         BENEFICIALLY   8             SHARED VOTING POWER        16,987,801
           OWNED BY
             EACH       ------------------------------------------------------------
          REPORTING     9             SOLE DISPOSITIVE POWER     -0-
            PERSON
             WITH       ------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER   16,987,801

------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               16,987,801
------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  18.3%(1)
------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON                    CO
------------------------------------------------------------------------------------


----------------------------
(1) Based on the 92,762,999 shares of Common Stock outstanding as of November 7, 2001 according to the facing page of the Company's Form 10-Q for the quarter ended September 30, 2001.

                                  SCHEDULE 13D


------------------------------------------------------------------------------------
CUSIP NO.  543442 10 7                                           PAGE 5 of 15
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF               Barbara Cox Anthony
           ABOVE PERSON
------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (A) [ ]
                                                              (B) [X]
------------------------------------------------------------------------------------
3          SEC USE ONLY
------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                    Not applicable
------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            Not Applicable
------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION               U.S.A.

------------------------------------------------------------------------------------
                        7             SOLE VOTING RIGHTS        -0-
          NUMBER OF
            SHARES      ------------------------------------------------------------
         BENEFICIALLY   8             SHARED VOTING POWER        16,987,801
           OWNED BY
             EACH       ------------------------------------------------------------
          REPORTING     9             SOLE DISPOSITIVE POWER     -0-
            PERSON
             WITH       ------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER   16,987,801

------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               16,987,801
------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  18.3%(1)
------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON                    OO
------------------------------------------------------------------------------------


----------------------------
(1) Based on the 92,762,999 shares of Common Stock outstanding as of November 7, 2001 according to the facing page of the Company's Form 10-Q for the quarter ended September 30, 2001.

                                  SCHEDULE 13D


------------------------------------------------------------------------------------
CUSIP NO.  543442 10 7                                           PAGE 6 of 15
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF               Anne Cox Chambers
           ABOVE PERSON
------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (A) [ ]
                                                              (B) [X]
------------------------------------------------------------------------------------
3          SEC USE ONLY
------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                    Not applicable
------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            Not Applicable
------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION               U.S.A.

------------------------------------------------------------------------------------
                        7             SOLE VOTING RIGHTS        -0-
          NUMBER OF
            SHARES      ------------------------------------------------------------
         BENEFICIALLY   8             SHARED VOTING POWER        16,987,801
           OWNED BY
             EACH       ------------------------------------------------------------
          REPORTING     9             SOLE DISPOSITIVE POWER     -0-
            PERSON
             WITH       ------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER   16,987,801

------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               16,987,801
------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  18.3%(1)
------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON                    OO
------------------------------------------------------------------------------------


----------------------------
(1) Based on the 92,762,999 shares of Common Stock outstanding as of November 7, 2001 according to the facing page of the Company's Form 10-Q for the quarter ended September 30, 2001.

                  The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on August 26, 1999 (the "Original 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on March 22, 2000 (the "13D/A", and with the Original 13D, the "Schedule 13D"), relating to the common stock, par value $.001 per share (the "Common Stock"), of LookSmart, Ltd., a Delaware corporation (the "Company"). Except as set forth herein, the Schedule 13D is unmodified, and all capitalized terms used herein, and not otherwise defined herein, shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 of Schedule 13D is hereby incorporated by this reference and further amended and supplemented by replacing the first and second paragraphs in their entirety with the following:

                  This report is being filed jointly by CIM Investments, Inc. ("CII"), Cox Interactive Media, Inc. ("CIM"), Cox Enterprises, Inc. ("CEI"), Barbara Cox Anthony and Anne Cox Chambers. CII is incorporated in the State of Nevada and CIM and CEI are incorporated in the State of Delaware. CII is a wholly owned subsidiary of CIM whose assets consists of stock in various companies, including the Common Stock of the Company. CIM operates a network of local city-oriented Internet websites. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of (1) CII is 3773 Howard Hughes Pkwy., Suite 300N, Las Vegas, Nevada 89109; (2) CIM is 530 Means Street, N.W., Suite 200, Atlanta, GA 30318; and (3) CEI is 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319. The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815, and the principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

                  CII is a wholly owned subsidiary of CIM, which is a wholly owned subsidiary of CEI. There are 605,263,039 shares of common stock of CEI outstanding, with respect to which: (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%);
(iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and (iv) 262 individuals and trusts exercise beneficial ownership over the remaining 7,127,452 shares (1.2%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.8%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Therefore, each of CIM and CEI, Anne Cox Chambers and Barbara Cox Anthony may also be deemed to be beneficial owners of the securities reported herein.

                  Effective as of December 31, 2001, Cox LOOK, Inc. ("CLI"), a Nevada corporation, merged with and into Cox TIXX, Inc., a Nevada corporation and a wholly owned subsidiary of CIM, which, effective as of December 31, 2001, changed its name to CIM Investments, Inc. ("CII"). All references in the
Schedule 13D to CLI shall be deemed to be references to CII.

ITEM 3.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Schedule 13D is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

                  Effective as of December 31, 2001, CLI merged with and into Cox TIXX, Inc., a Nevada corporation and a wholly owned subsidiary of CIM, which, effective as of December 31, 2001, changed its name to CII.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

                  Between December 24, 2001 and January 25, 2002, CLI sold an aggregate of 2,000,000 shares of the Company's Common Stock pursuant to Rule 144 under the Securities Act of 1933.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  (a) Under the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, CII has, and CIM, CEI, Mrs. Chambers and Mrs. Anthony may be deemed to have, beneficial ownership over 16,987,801 shares of Common Stock, comprised of 15,487,801 shares of outstanding Common Stock and 1,500,000 shares of Common Stock issuable upon the exercise of a warrant. Based on the 92,762,999 shares of Common Stock outstanding as of November 7, 2001 according to the facing page of the Company's Form 10-Q for the quarter ended September 30, 2001, these shares represent approximately 18.3% of the issued and outstanding shares of Common Stock of the Company.

                  (b) The number of shares of Common Stock beneficially owned:
(i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 16,987,801, (iii) with respect to which there is sole dispositive power is 0, and with respect to which there is shared dispositive power is 16,987,801.

                  (c) Except as described in Item 4, none of CII, CIM, CEI, Mrs. Chambers and Mrs. Anthony have engaged in any transaction in the Common Stock that was effected since January 25, 2002.

                  (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by CII or deemed to be beneficially owned by CIM, CEI, Mrs. Chambers and Mrs. Anthony.

                  (e)      Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 3 of Item 7 of the Schedule 13D is hereby added, and
Exhibit 99.1 of Item 7 of the Schedule 13D is hereby amended and restated in its entirety and replaced with the following:

                  3 Joinder of CII to the Joint Filing Agreement, by and among CEI, CIM, Barbara Cox Anthony and Anne Cox Chambers, as amended

                  99.1     Executive Officers and Directors of CEI, CIM and CII

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CIM INVESTMENTS, INC.


                                          By: /s/ Andrew A. Merdek
                                             -----------------------------------
       Date:   February 7, 2002           Name: Andrew A. Merdek
                                          Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           COX INTERACTIVE MEDIA, INC.


                                           By:  /s/ Andrew A. Merdek
                                              --------------------------------
        Date:   February 7, 2002           Name:  Andrew A. Merdek
                                           Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       COX ENTERPRISES, INC.


                                       By:  /s/ Andrew A. Merdek
                                          ------------------------------------
       Date:  February 7, 2002         Name: Andrew A. Merdek
                                       Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           February 7, 2002                      /s/ Andrew A. Merdek
           ----------------              --------------------------------------
              Date                       Anne Cox Chambers, by Andrew A. Merdek,
                                         her attorney-in-fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 7, 2002                      /s/ Barbara Cox Anthony
         ----------------                 ------------------------------------
              Date                        Barbara Cox Anthony